Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

GOLD INDUSTRY VETERAN BOB BUCHAN JOINS THE BOARD OF DIRECTORS OF RICHMONT MINES AS VICE CHAIRMAN

  BUCHAN TO INVEST CAN$10 MILLION IN RICHMONT

MONTREAL, Quebec, Canada, January 11, 2012 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to announce that Mr. Bob Buchan has been appointed to its Board of Directors and that he will serve as its Vice Chairman. In conjunction with his appointment to the Board of Richmont, Mr. Buchan and Richmont have executed a non-binding term sheet for Mr. Buchan to subscribe for a CAN$10 million convertible debenture of Richmont.

Mr. Greg Chamandy, Executive Chairman of the Richmont Board stated, "We are extremely pleased to have an individual with Bob's background and extensive experience in the gold industry join our Board. We look forward to having Richmont benefit from Bob's years of relevant experience in building major gold mining companies, as well as from his global network of gold industry contacts that can be called upon to fulfill our commitment to build Richmont into a world class, intermediate gold producer. I look forward to Bob’s participation, and believe that he will be a great addition to our existing strong team of Board members as we continue to build Richmont and maximize shareholder value."

When asked why he joined the Richmont Board and why he made a significant financial commitment in the Corporation, Mr. Buchan responded: “I am offered a wide range of gold mining opportunities on a regular basis and, as such, I am extremely selective in what I get involved in, and how I allocate my time and financial commitments. What I find unique and appealing about Richmont is that it is an old line gold producer with a longstanding track record of successfully opening, building and operating gold mines, but which has young and energetic executive management leading the Corporation in this new phase of its history. I look forward to working very closely with Greg and Martin, as well as the rest of the Board, as Richmont executes its business plan to become an important intermediate gold producer and a generator of significant returns for its shareholders”.

Private Placement
Mr. Buchan and Richmont have executed a non-binding term sheet in connection with the contemplated subscription by Mr. Buchan of a CAN$10 million convertible debenture of Richmont. The debenture will bear a 7.6% annual interest rate and will be convertible into Richmont common shares at a conversion price of CAN$12.17 per common share at the option of Mr. Buchan at any time following the date of issuance. Mr. Buchan will have the right to demand payment of the debenture in full at any time 18 months from the date of issue, and Richmont will have the right to redeem the debenture in full, at any time after 24 months from the date of issue. The private placement is scheduled to close on or before January 30, 2012, subject to the execution of definitive agreements and other customary closing conditions as well as the prior acceptance and approval of the Toronto Stock Exchange and the NYSE Amex.

On behalf of the Board of Directors

H. Greg Chamandy
Executive Chairman

GOLD INDUSTRY VETERAN BOB BUCHAN JOINS THE BOARD OF DIRECTORS OF RICHMONT MINES AS VICE CHAIRMAN
January 11, 2012

About Mr. Bob Buchan
Mr. Buchan is Executive Chairman of Allied Nevada Gold Corp. (TSX – NYSE Amex: ANV), and has been since the company was formed in 2007. Prior to that he was one of the founding shareholders of Katanga Mining Limited (TSX: KAT) and acted as that company's Chairman from 2004 until 2007. In 1993 he founded Kinross Gold Company (TSX: K, NYSE: KGC) and acted as that company's CEO until he retired in 2004. Currently he is on the Board of Directors of a number of other companies in the resource business, including as Chairman of Polyus Gold International Limited (LSE: PLGL, OTC US: PLZLY), Russia's largest gold mining company.

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to approximately 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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